1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2004

MTR CORPORATION LIMITED

(Exact Name of the Registrant as Specified in its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ✓     Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-13904) OF MTR CORPORATION LIMITED AND MTR CORPORATION (C.I.) LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation (“KCRC”); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page

1.1	The Registrant’s interim report (including interim consolidated financial statements and related notes thereto) relating to its financial condition and results of operations for the six months ended June 30, 2004.	5

12.1	Computation of Ratios of Earnings to Fixed Charges Based on HK GAAP.	A-1

12.2	Computation of Ratios of Earnings to Fixed Charges Based on US GAAP.	A-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited

By:	/s/ Lila Fong
	Name:	Lila Fong
	Title:	Legal Manager - Secretarial

Date: September 27, 2004

Exhibit 1.1

MTR CORPORATION LIMITED

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2004

Recent Developments

Railway Operations

Patronage on the MTR Lines (which comprise the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line) increased by 12.0% to 403.6 million passengers in the six months ended June 30, 2004 from 360.2 million passengers in the same period in 2003. Furthermore, patronage on the Airport Express Line increased by 32.5% to 3.8 million passengers in the six months ended June 30, 2004 from 2.9 million passengers in the same period in 2003. These increases were primarily due to the continued recovery from the effects of an outbreak of severe acute respiratory syndrome, or SARS, in early 2003 and the performance of the Tseung Kwan O Line. The SARS outbreak severely decreased economic activity and adversely affected economic growth in Hong Kong by, among other things, disrupting consumer spending and adversely affecting tourist arrivals primarily in the first half of 2003. However, after reaching a low of 1.8 million in April 2003, average weekday patronage on the MTR Lines recovered to over 2.1 million in June 2003 and over 2.3 million in June 2004. Moreover, average Airport Express Line daily patronage, after reaching a low of 9,200 in May 2003, increased to 12,700 in June 2003 and 21,300 in June 2004.

The Company’s overall market share for total franchised public transportation increased to 24.6% in the first half of 2004 from 23.9% in the first half of 2003, primarily due to increased patronage on the Tseung Kwan O Line and despite continued growth in competition from bus services. The Company’s market share of the important cross-harbor trips increased from 58.2% in the first half of 2003 to 59.3% in the first half of 2004, principally as a result of increased patronage on the Tseung Kwan O Line.

The Company expects the following factors to positively influence patronage and market share:

•	patronage resulting from the Tseung Kwan O Line, which commenced operations in the second half of 2002, and related new service areas for the MTR system;

•	the increase in the number of tourists, particularly from the Mainland of China;

•	the “ride 10 get 1 free” promotion that has been extended to October 3, 2004;

•	a number of marketing initiatives that were launched during the first half of 2003, including the “ride 5 get cash coupons” and “HK$2 holiday ride” promotions, as part of the Company’s SARS recovery program;

•	the promotion of the MTR network overseas, particularly in the Mainland of China, and establishing distribution channels to sell MTR and Airport Express Line tickets in places which are among the main sources of inbound tourism to Hong Kong;

•	the promotion of the Airport Express Line in partnership with Asia Miles upon the purchase of a “2 Round Trips” Airport Express Line ticket, thereby encouraging more usage of the Airport Express Line from frequent travelers and raising brand awareness among international travelers;

•	the improved linkage with the KCRC’s West Rail following the opening of the new interchange station at Nam Cheong and the pedestrian link at Mei Foo station in December 2003; and

•	other improvements of linkages with other modes of transport, intermodal fare discount schemes and fare savers.

This expected positive influence on patronage and market share may be partially offset by the opening of the Tsim Sha Tsui extension of the KCRC, which is expected in the second half of 2004.

Future passenger growth on the MTR Lines and the Airport Express Line will depend on a variety of factors affecting consumer preferences among transportation modes and frequency of travel, including the Hong Kong economy, competition from alternative modes of public and private transportation as well as demographic factors. Moreover, any future outbreak of SARS or any other contagious disease for which there is no known cure or vaccine may adversely affect our patronage. Patronage on the MTR has historically not been affected by seasonality in any material respect. The Company continues to expect patronage of the Airport Express Line to be affected by competition from franchised airport buses, taxis, hotel shuttle buses, hotel guest cars and private cars.

The Company has continued to seek ways to lower operating costs. In particular, some operations and maintenance activities and functions have been outsourced while optimization of non-traffic hours working schedules has increased productivity. Moreover, the Company continued its improvement in staff productivity with the number of staff reduced to 6,570 as of June 30, 2004 from 6,629 as of December 31, 2003.

During the six months ended June 30, 2004, the Company continued to meet or exceed all statutory and pledged targets for its operations.

Projects

Disneyland Resort Line

Work on the Disneyland Resort Line (formerly named Penny’s Bay Rail Link) project, which was awarded to the Company by the Government in July 2002, has been progressing on schedule with completion expected by July 2005. As of June 30, 2004, the Company had awarded all of the civil engineering and electrical and mechanical contracts for the Disneyland Resort Line project. Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting existing trains. Conversion of the rolling stock has been progressing on schedule and all major civil and electrical and mechanical contracts were either generally on or ahead of schedule in the six months ended June 30, 2004. The Company had cumulative expenditures of HK$1,193 million as of June 30, 2004 on this project, and had authorized outstanding commitments on contracts related to this project totaling HK$229 million as of the same date. After taking into account the waiver by the Government of its entitlement to cash dividends declared and payable by the Company to the Government in the aggregate amount of HK$931 million, the net balance of the railway construction in progress relating to this project was HK$262 million as of June 30, 2004.

Tung Chung Cable Car

Work on the Tung Chung Cable Car project, which was also awarded to the Company by the Government in July 2002, has been progressing on schedule with commencement of operations expected in early 2006. Following the enactment of the Tung Chung Cable Car Ordinance in June 2003, the Company entered an intensive period of consultation with the Government and other stakeholders. On November 19, 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car system under a franchise granted by the Government for a period of 30 years commencing on December 24, 2003. In November 2003, the Government also signed the entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a public transport interchange, together with a private treaty grant for a period of 30 years for a theme village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November 2003, and subsequently the contract for the building and civil engineering works was awarded. Construction commenced in December 2003.

The Company had cumulative expenditures of HK$292 million as of June 30, 2004 on this project and had authorized outstanding commitments on contracts related to this project totaling HK$470 million as of the same date.

Island Line Extensions

On January 21, 2003, the Government requested the Company to proceed with the planning on the first phase of the West Island Line and the South Island Line. The Company commenced a feasibility study of this project in mid-2003 and submitted a project proposal to the Government at the end of March 2004. The project proposal seeks to achieve a better integration of the West Island Line and the South Island Line with the existing network. Pursuant to the project proposal, the Island Line will be extended from Sheung Wan station to a new interchange station at Sai Ying Pun with the West Island Line which will run via 5 intermediate stations (University, Kennedy Town, Cyberport, Wah Fu and Aberdeen) to another interchange station with the South Island Line at Wong Chuk Hang. The proposed South Island Line will run from South Horizons on Ap Lei Chau via Lei Tung to Wong Chuk Hang, then through Ocean Park with a potential station at Happy Valley to interchange stations with the Island Line at Wanchai and Admiralty.

The maximum aggregate cost for both the West Island Line and South Island Line is estimated to be approximately HK$16.5 billion at December 2003 prices. The commercial feasibility of this project will require direct funding support from the Government in an amount of approximately HK$7.2 billion. Subject to reaching an agreement with the Government in 2004, the Company intends to commence construction in 2005 and to commence operations of both the West Island Line and the South Island Line in 2009/2010.

Other Projects

In February 2004, the Company submitted a proposal for an extension of the Kwun Tong Line from Yau Ma Tei station to Whampoa as requested by the Government in November 2003.

In March 2004, the Company entered into a project agreement with Hong Kong IEC Limited for the construction of the new AsiaWorld-Expo station of the Airport Express Line at the Hong Kong International Airport. This station will provide direct access to the AsiaWorld-Expo through two pedestrian link bridges and is designed to handle passenger flows from both the Tung Chung and the Airport Express Lines. Construction commenced in June 2004 and completion is expected by December 2005.

Other Businesses

Station kiosk rental revenue increased by 8.9% to HK$147 million in the six months ended June 30, 2004 compared to the same period in 2003. This increase was mainly due to the increased patronage on the MTR Lines and Airport Express Line and the comprehensive program to renovate MTR stations and improve the mix of kiosk tenants. In particular, in the first half of 2004, 26 new shops were built under the renovation program. Advertising revenue increased by 18.8% to HK$190 million in the six months ended June 30, 2004 compared to the same period in 2003. New advertising formats and services introduced in the first half of 2004 attracted new advertising clients. For instance, the Company introduced innovative new tunnel advertising between the Wanchai and Causeway Bay stations in April 2004. Moreover, the Company continued to expand the concourse and trackside plasma panel advertising network, with 51 new units installed during the first half of 2004, bringing the total of concourse and trackside plasma panels to 119 units as of June 30, 2004. The program to convert 4-sheet advertising panels into larger 12-sheet advertising panels in station concourses is now almost complete. In addition, some 12-sheet trackside panels at five key stations were converted to even larger panels for sticker advertising. While the Company continues to respond to the needs of its advertising clients by introducing new formats and services, the Company also expects its advertising revenue to continue to be affected by general economic conditions.

Revenue from telecommunications services in the six months ended June 30, 2004 increased by 26.7% to HK$114 million compared to the same period in 2003, primarily as a result of increased usage of mobile telephones within the MTR network. The Company has continued to explore ways of generating additional revenue from the provision of telecommunications services. In particular, the Company began installing in 2003 a local area network to enable wireless broadband services which was launched on the Airport Express Line in March 2004. The Company is also in the process of upgrading the existing integrated radio system to offer third generation mobile telecommunications services on all lines within the MTR network by 2005. Moreover, TraxComm Limited, a wholly-owned subsidiary of the Company formed in 2002 to develop wholesale fixed-line network services, extended the reach of its extensive fibre-optic infrastructure to data centers and commercial buildings.

Revenue from external consultancy services increased slightly to HK$73 million in the six months ended June 30, 2004 as compared to the same period in 2003. During this period, the Company focused on contracts that are within its overseas growth strategy, while continuing to capitalize on growing local and foreign demand for its design, operations, maintenance, project management and training services. In addition to winning contracts in major cities in the Mainland of China, such as Beijing, Nanjing and Tianjin, the Company was also awarded contracts in Shanghai and Guangzhou during the first half of 2004. As over 50% of the current work under these contracts are long-term in nature, the Company expects these contracts to generate revenue over an extended period.

On January 15, 2004, the Company and the Shenzhen Municipal People’s Government entered into an agreement in principle, which sets forth the principles for the Company and the Shenzhen Municipal People’s Government to negotiate a concession agreement under which a project company to be established by the Company in the Mainland of China will have the right to construct Phase 2 of Line 4 and operate both Phase 1 and Phase 2 of Line 4 for a term of 30 years. The agreement in principle also provides that the project company will acquire property development rights along Line 4 with an aggregate gross floor area of 31.2 million square feet. Work on the initial design of the property development schemes has started. The tenders for both the construction of Phase 2 of Line 4 and the first property development package are expected to be issued in 2005, subject to detailed planning and market conditions, the finalization of the concession agreement with the Shenzhen Municipal People’s Government, as well as the approval of the Feasibility Study Report by the National Development and Reform Commission of the People’s Republic of China. The entire Line 4 is expected to be operational by the end of 2008. However, in light of the current investment climate in the Mainland of China, the approval process for this project may take longer than originally expected. The total investment for this project is expected to be approximately Renminbi 6 billion (equivalent to HK$5.7 billion at an assumed exchange rate of HK$0.95555 to Renminbi 1.00 as of June 30, 2004). Approximately 40% of the total project investment will be funded through an equity investment by the Company in the project company, which will have a registered capital of approximately Renminbi 2.4 billion (equivalent to HK$2.3 billion at an assumed exchange rate of HK$0.95555 to Renminbi 1.00 as of June 30, 2004), and the balance of the project costs is expected to be funded through non-recourse project financing denominated in Renminbi.

On April 19, 2004, the Company and two entities wholly owned by the Beijing Municipal People’s Government, Beijing Infrastructure Investment Company Limited and Beijing Capital Group, entered into a memorandum of understanding, which sets out the intention of the parties to form a joint venture in the form of a public-private partnership for the construction and operation of the proposed Beijing Metro Line 4. The Beijing Metro Line 4 is one of the major infrastructure projects for the 2008 Olympic Games to be held in Beijing, and is expected to open for services before the games commence.

In the Netherlands, the contribution of the Company and Octopus Cards Limited as subcontractors to create an automatic fare collection system, which will cover all modes of public transport, including train, bus, tram, metro and ferries, progressed on schedule.

With the establishment of a representative office in London, the Company continued to expand its overseas external consultancy services. In particular, the Company currently intends to compete for two of five railway franchises being offered in Great Britain in connection with the transportation deregulation in Europe.

Octopus Cards Limited continued to expand within and beyond the transportation industry in Hong Kong in the first half of 2004, helped by its expanding coverage in the retail sector and the increasing ease with which value can be added to the Octopus cards. In particular, Octopus cards can be used at various non-transport merchants and on all franchised public transport in Hong Kong. In April 2004, Octopus Cards Limited commenced offering a wide range of products through its Octopus Online Shopping Mall. As of June 30, 2004, Octopus cards in circulation increased to 11.0 million from 9.6 million as of June 30, 2003, with 16 new service providers added in the first half of 2004. The average daily Octopus card transaction volume in the first half of 2004 increased to 8.1 million from 7.0 million in the same period in 2003, and the average daily transaction value increased to HK$55 million in the first half of 2004 from HK$48 million in the same period in 2003. As a result, the Company’s share of Octopus Cards Limited’s pre-tax earnings increased by 81.8% to HK$20 million in the six months ended June 30, 2004 from HK$11 million in the same period in 2003.

Property Development and Management

The Hong Kong property market continued to improve in the first half of 2004, compared to the same period in 2003, during which the outbreak of SARS and weak economic conditions resulted in slower sales of property developments and in decreases of property prices. In support of the Government’s housing policy, which was announced in November 2002 to support property prices, and pursuant to which the Government, the largest owner of land in Hong Kong, suspended land sales until the end of 2003, the Company had previously agreed in consultation with the Government to postpone property development tenders until after 2003. Under the current circumstances, the Company plans to resume the launch of property developments at the end of 2004. In particular, the Company currently anticipates launching the first package of “Dream City” at Tseung Kwan O Area 86 comprising approximately 2,000 apartments for development by the end of 2004.

The Company sold all the remaining units at Seaview Crescent and Caribbean Coast Phase 2 at Tung Chung station as of June 30, 2004, and continued to sell units at The Harbourside at Kowloon station and Residence Oasis at Hang Hau station in the first half of 2004. The Company expects to commence sales of residential units at Area 57a and Choi Hung stations in the second half of 2004.

After having entered into lease agreements with leading international companies in 2003, including a lease agreement with UBS AG, marketing of the 18 floors in Two International Finance Centre totaling 500,000 square feet gross owned by the Company, located on floors 33 to 52 and branded as “Central 18 Zone at Two IFC”, continued in the first half of 2004. As of June 30, 2004, approximately 85% of Central 18 Zone at Two IFC had been leased, and the Company is currently in discussions with additional potential office tenants.

The Company’s four shopping centers continued to perform well, with an increase in rental income of 10.1% to HK$481 million in the six months ended June 30, 2004 from HK$437 million in the same period in 2003, primarily due to the general economic recovery after the containment of the SARS outbreak, rent increases upon tenancy renewals and an increase in visitors from the Mainland of China. Occupancy rate remained unchanged at 99%. In April 2004, marketing began for the Company’s new retail centre above Hang Hau station branded as “The Link”, which is scheduled to open in the first half of 2005.

The Company’s property management business continued to expand during the first half of 2004. As of June 30, 2004 the number of residential units managed by the Company increased to over 47,769 from over 46,915 as of December 31, 2003. The commercial and shopping space in Hong Kong managed by the Company was approximately 6 million square feet as of June 30, 2004. The Company currently expects the expansion of its property management business to continue in the second half of 2004, with an expected addition of 2,362 residential units from the completion of The Harbourside and Phase 2 of Caribbean Coast developments. Furthermore, the Company currently expects that its property management portfolio in the Mainland of China will increase to approximately 1,800 residential units with the expected completion of the Beijing Palm Springs International Apartment in Beijing, Chongqing Springs International Phase 1 in Chongqing and The Image of North Europe in Shenzhen in the second half of 2005.

Dividend

The Board of Directors of the Company (the “Board”) has declared an interim dividend of HK$0.14 per share with respect to the first half of 2004. The Company has offered a scrip dividend alternative to shareholders with Hong Kong addresses, which will allow such shareholders to receive all or a portion of their dividend in shares as opposed to cash. The interim dividend will be distributed on or about October 28, 2004 to shareholders whose names appear on the Register of Members of the Company as at the close of business on September 3, 2004. On February 26, 2004, the Company’s majority shareholder, the Government through The Financial Secretary Incorporated, agreed to extend the scrip dividend arrangement to each of the Company’s three fiscal years ending December 31, 2006. Under the scrip dividend arrangement, the Government has undertaken to elect to receive its entitlement to dividends in scrip form in such an amount as to ensure that a maximum of 50% of the total dividend paid by the Company in respect of the relevant fiscal year will be paid in the form of cash.

In order to provide assistance in respect of the Disneyland Resort Line project, the Government agreed to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government’s beneficial entitlement to cash dividends in respect of the financial year ended December 31, 2002 and thereafter as is equivalent to the “funding gap” will be waived as against the Company. For this purpose, the “funding gap” means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the project agreement for the Disneyland Resort Line. Such financial support has been fulfilled following the Government’s waiver of HK$219 million and HK$675 million in respect of cash dividends declared and payable by the Company to the Government in 2002 and 2003, respectively, and HK$37 million in respect of the final dividend for the fiscal year ended December 31, 2003 declared and payable by the Company to the Government in the six months ended June 30, 2004.

Possible Merger With Kowloon-Canton Railway Corporation

On February 24, 2004, the Government announced its invitation to the Company and KCRC to commence discussions on a possible merger between the Company and KCRC. On September 16, 2004, the Company and KCRC, in response to the invitation, timely submitted a joint merger report (the “Joint Merger Report”) to the Government regarding a possible merger of the Company and KCRC. The Joint Merger Report resulted from discussions between the Company and KCRC conducted on the basis of the five parameters that the Government laid down at the beginning of the process in February 2004 as the framework for discussions between the Company and KCRC. The five parameters set by the Government were (i) the adoption of a more objective and transparent fare adjustment mechanism, (ii) the abolition of the second boarding charge and review of the fare structure with the objective of reducing fares, (iii) the early resolution of interchange arrangements for rail projects under planning, notably the Shatin - Central Link, (iv) ensuring job security for frontline staff of both the Company and KCRC at the time of the merger, and (v) the provision of seamless interchange arrangements in the long run. As requested by the Government, the Joint Merger Report also includes a preliminary study on the Hong Kong section of the Express Rail Link. The Company is also discussing with the Government the terms of the possible merger and this process is expected to continue. There is no assurance that the Joint Merger Report or any further discussions between the Company, KCRC and the Government will result in a merger. The Company believes that if the merger is implemented on acceptable terms, it would be beneficial to all stakeholders as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity as well as provide room for fare adjustments.

Consultative Government Paper on Public Transport Fares

The Government issued a consultative paper on public transport fares (the “Public Transport Fare Consultative Paper”) on July 28, 2003. The Public Transport Fare Consultative Paper discussed proposals to introduce a fare adjustment formula, a trigger mechanism for fare adjustments and a cap on the maximum rate of fare adjustments. Under these proposals, the Company would maintain its fare autonomy and the fare adjustment formula would only serve as a guideline for the Company in adjusting its fares. The possible merger between the Company and KCRC may have an impact on fare adjustment mechanisms. See “—Possible Merger With Kowloon-Canton Railway Corporation” above.

Interim Results

The Company and its subsidiaries (collectively, the “Group”) have publicly released certain unaudited interim consolidated financial information as of June 30, 2004 and for the six months ended June 30, 2003 and June 30, 2004. Such information is presented below, together with certain operating data of the Company. The financial information set forth below has been prepared in accordance with generally accepted accounting principles in Hong Kong (“HK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). See Note 12 to the Group’s interim consolidated financial statements included elsewhere in this report for a summary of the material variations, quantified as of December 31, 2003 and June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004.

The Group publishes its financial statements in Hong Kong dollars (“HK$”). For the convenience of the reader, certain Hong Kong dollar amounts set forth herein have been translated into US dollars (“US$”) at the rate of HK$7.8000 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York on June 30, 2004.

Consolidated Profit and Loss Account

	Six months ended June 30,
	2003(1)		2004		2004
	(Unaudited)		(Unaudited)		(Unaudited)
	HK$		HK$		US$
	(in millions, except per share data)
Fare revenue
- MTR Lines(2)		2,391		2,625		336
- Airport Express Line		176		246		32
Station commercial and other revenue		512		579		74
Rental and management income		488		537		69

Revenue		3,567		3,987		511

Staff costs and related expenses		(832)		(772)		(99)
Energy and utilities		(258)		(252)		(32)
Operational rent and rates		6		(34)		(4)
Stores and spares consumed		(55)		(54)		(7)
Repairs and maintenance		(215)		(244)		(31)
Railway support services		(40)		(36)		(5)
Expenses relating to station commercial and other businesses		(133)		(128)		(17)
Property ownership and management expenses		(90)		(94)		(12)
Project study expenses		(5)		(29)		(4)
General and administration expenses		(74)		(70)		(9)
Other expenses		(55)		(56)		(7)

Operating expenses before depreciation		(1,751)		(1,769)		(227)

Operating profit from railway and related operations before depreciation		1,816		2,218		284
Profit on property developments		678		1,153		148

Operating profit before depreciation		2,494		3,371		432
Depreciation		(1,193)		(1,251)		(160)

Operating profit before interest and finance charges		1,301		2,120		272
Interest and finance charges		(824)		(743)		(95)
Share of profit of non-controlled subsidiary		11		20		3

Profit before taxation		488		1,397		180
Income tax		(375)		(222)		(29)

Profit attributable to shareholders		113		1,175		151

Dividend(3)		734		750		96

Earnings per share
- Basic	HK$	0.02	HK$	0.22	US$	0.03
- Diluted	HK$	0.02	HK$	0.22	US$	0.03

(1)	Reflects certain reclassifications to conform with the 2004 presentation.

(2)	The MTR Lines is comprised of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line.

(3)	Interim dividend of HK$0.14 per share declared for the six months ended June 30, 2004.

Consolidated Balance Sheet

	As of December 31, 2003	As of June 30, 2004	As of June 30, 2004
	(Audited)	(Unaudited)	(Unaudited)
	HK$	HK$	US$
	(in millions)
Assets
Fixed Assets
- Investment properties	14,169	14,177	1,818
- Other property, plant and equipment	82,752	81,944	10,506

	96,921	96,121	12,324
Railway construction in progress	181	611	78
Property development in progress	2,309	2,334	299
Deferred expenditure	104	199	26
Interest in non-controlled subsidiary	110	128	16
Staff housing loans	67	59	8
Properties held for sale	812	529	68
Stores and spares	249	265	34
Debtors, deposits and payments in advance	1,153	884	113
Amounts due from the Government and other related parties	84	63	8
Cash and cash equivalents	376	367	47

	102,366	101,560	13,021

Liabilities
Bank overdrafts	12	6	1
Short-term loans	353	522	67
Creditors, accrued charges and provisions	3,420	3,361	431
Taxes payable	2	2	—
Contract retentions	311	282	36
Amounts due to the Government and other related parties	161	5	1
Loans and obligations under finance leases	31,660	31,208	4,001
Deferred liabilities	86	94	12
Deferred income	5,061	4,075	522
Deferred tax liabilities	4,000	4,219	541

	45,066	43,774	5,612

Minority interests	8	8	1

Net assets	57,292	57,778	7,408

Shareholders’ funds
Share capital, share premium and capital reserve	35,086	35,878	4,600
Other reserves	22,206	21,900	2,808

	57,292	57,778	7,408

Consolidated Statement of Changes in Equity

	Six months ended June 30,
	2003	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)
	HK$	HK$	US$
	(in millions)
Balance as at January 1	53,574	57,292	7,345

Net profit for the period	113	1,175	151

Dividend paid during the period	(1,444)	(1,481)	(190)

Shares issued under
- Employee Share Option Scheme	15	52	7
- Scrip Dividend Scheme	722	740	95

Net increase in shareholders’ funds arising from capital transactions	737	792	102

Balance as at June 30	52,980	57,778	7,408

Certain Operating Data

	Six months ended June 30,
	2003		2004
Total number of passengers
- MTR Lines(1)(in millions)		360.2		403.6
- Airport Express Line (in thousands)		2,894		3,835
Average number of passengers (in thousands)
- MTR Lines (weekday)		2,145		2,354
- Airport Express Line (daily)		16.0		21.1
Market share(2)		23.9%		24.6%
Fare revenue per passenger carried
- MTR Lines	HK$	6.64	HK$	6.50
- Airport Express Line	HK$	60.94	HK$	64.15
Railway operating profit per passenger carried(3)
- All services (excluding depreciation)	HK$	3.29	HK$	3.67
- All services (including depreciation)	HK$	0.19	HK$	0.77

(1)	The MTR Lines is comprised of the Kwun Tong Line, the Tsuen Wan Line, the Island Line, the Tung Chung Line and the Tseung Kwan O Line.

(2)	Market share is calculated by the Company and represents the percentage of franchised public transportation boardings in Hong Kong, which comprises boardings on the mass transit railway system (“MTR”) of the Company (which includes the MTR Lines and the Airport Express Line), the Kowloon-Canton Railway, franchised buses, trams, ferries and green public light buses (including in areas that the MTR does not serve), but excludes boardings on taxis, red public light buses and non-franchised buses, for which no reliable data is available.

(3)	Excludes operating profits of station commercial and other businesses related to the operation of the railway.

Selected Historical Information by Segment

	Year ended December 31,(1)					Six months ended June 30, (2)
	1999	2000	2001	2002(3)	2003(4)	2003	2004
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	(in millions of HK$)
Operating profit from railway and related operations before depreciation
Railway(5)	2,185	2,369	2,545	2,400	2,191	1,039	1,324
Station commercial and other businesses	673	818	776	794	766	379	451
Property ownership and management	635	725	732	820	790	398	443

	3,493	3,912	4,053	4,014	3,747	1,816	2,218

Operating profit/(loss) after depreciation and before interest and finance charges
Railway(5)	232	368	466	37	(98)	(98)	131
Station commercial and other businesses	589	730	679	688	657	324	395
Property ownership and management	633	723	730	819	786	397	441
Property development	2,030	3,376	3,248	3,755	5,369	678	1,153

	3,484	5,197	5,123	5,299	6,714	1,301	2,120

(1)	The 2001, 2002 and 2003 annual accounts include the Group accounts of the Company and its subsidiaries. The 1999 and 2000 annual accounts include only the accounts of the Company in view of the Company having no effective control over the board of directors of one of its subsidiaries, Octopus Cards Limited, and the insignificant amounts involved in the other subsidiaries.

(2)	Includes the Group accounts of the Company and its subsidiaries.

(3)	Includes operating profit and depreciation from the Tseung Kwan O Line since August 18, 2002.

(4)	Includes full year operating profit and depreciation from the Tseung Kwan O Line.

(5)	Includes unallocated corporate expenses.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Revenue in the six months ended June 30, 2004 was HK$3,987 million (US$511 million), a 11.8% increase from HK$3,567 million in the same period in 2003. Total fare revenue increased by 11.8% to HK$2,871 million (US$368 million) in the six months ended June 30, 2004 from HK$2,567 million in the same period in 2003. This increase was principally due to an increase in patronage on both the MTR Lines and the Airport Express Line, primarily resulting from the continued recovery from the effects of the SARS outbreak in early 2003 and increased patronage on the Tseung Kwan O Line. In particular, patronage on the MTR Lines increased by 12.0% to 403.6 million passengers in the first half of 2004 from 360.2 million passengers in the first half of 2003, while patronage on the Airport Express Line increased by 32.5% to 3.8 million passengers in the six months ended June 30, 2004 from 2.9 million passengers in the same period in 2003. However, due to continued fare promotions and concessions the average fares on the MTR Lines decreased to HK$6.50 in the six months ended June 30, 2004 from HK$6.64 in the same period in 2003. Average fares on the Airport Express Line increased to HK$64.15 in the six months ended June 30, 2004 from HK$60.94 in the same period in 2003, primarily due to an increase in tourist arrivals and a lower proportional usage of the Airport Express Line by airport workers who benefit from fare concessions.

Revenue from station commercial and other revenue increased by 13.1% to HK$579 million (US$74 million) in the six months ended June 30, 2004 from HK$512 million in the same period in 2003. This increase was mainly due to an increase in advertising revenue and revenue from telecommunication services.

Revenue from rental and management income increased by 10.0% to HK$537 million (US$69 million) in the six months ended June 30, 2004 from HK$488 million in the same period in 2003. This increase was primarily due to higher rental revenue resulting from rent increases upon tenancy renewals and higher revenue from property management resulting from an increase in the number of properties managed.

Total operating expenses increased by 1.0% to HK$1,769 million (US$227 million) in the six months ended June 30, 2004 from HK$1,751 million in the same period in 2003. This marginal increase was primarily due to higher maintenance costs resulting from the expiration of warranty periods in respect of most of the assets of the Tseung Kwan O Line and higher station commercial and property rental expenses due to expanded business activities in these areas, which was partially offset by lower staff and related costs resulting from continued cost control measures and reductions in pension expenses.

Operating profit from railway and related operations before depreciation increased by 22.1% to HK$2,218 million (US$284 million) in the six months ended June 30, 2004 from HK$1,816 million in the same period in 2003. The operating margin from railway and related operations (operating profit from railway and related operations before depreciation divided by revenue) increased to 55.6% in the six months ended June 30, 2004 from 50.9% in the same period in 2003.

The Group recognized property development profits of HK$1,153 million (US$148 million) in the six months ended June 30, 2004, compared to HK$678 million in the same period in 2003. Substantially all of these profits were recognized from deferred income in line with the construction and sales progress on property developments along the Airport Railway. Such construction and sales progress may be affected by, among other factors, the prevailing conditions in the Hong Kong property market and the timing and schedule for completion of property development projects.

As a result of the foregoing, total operating profit before depreciation increased by 35.2% to HK$3,371 million (US$432 million) in the six months ended June 30, 2004 from HK$2,494 million in the same period in 2003.

Depreciation increased by 4.9% to HK$1,251 million (US$160 million) in the six months ended June 30, 2004 from HK$1,193 million in the same period in 2003. This increase was primarily due to the commissioning of the interchange station at Nam Cheong and the pedestrian link at Mei Foo station in December 2003.

Interest and finance charges (net of interest income) decreased by 9.8% to HK$743 million (US$95 million) in the six months ended June 30, 2004 from HK$824 million in the same period in 2003. This decrease was primarily due to lower interest rates and reduced borrowing.

The Group’s share of Octopus Cards Limited’s pre-tax earnings increased by 81.8% to HK$20 million (US$3 million) in the six months ended June 30, 2004 from HK$11 million in the same period in 2003. This was mainly due to the increases in the Octopus card transaction volume in conjunction with an increase of income from overseas consulting projects in the first half of 2004 compared to the same period in 2003.

The Group recognized HK$222 million (US$29 million) of income tax expenses, most of which are non-cash deferred tax expenses in the six months ended June 30, 2004, compared to HK$375 million in the same period in 2003. Of the total amount of deferred tax expenses recognized in the first half of 2003, HK$300 million was due to an increase in the applicable corporation tax rate to 17.5% from 16% on the cumulative deferred tax liabilities brought forward following the announcement of the increase in corporation tax rates in the Government’s budget in March 2003.

As a result of the foregoing, the Group had a profit attributable to shareholders of HK$1,175 million (US$151 million) in the six months ended June 30, 2004, compared to HK$113 million in the same period in 2003.

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account for the six months ended June 30, 2003 and 2004 because the Group either have substantial accumulated tax losses brought forward which are available for set-off against current period’s assessable profits or have sustained tax losses for the period. As of June 30, 2004, the Group had substantial accumulated tax losses carried forward totaling approximately HK$26 billion (US$3 billion) available for set-off against future assessable profits.

In June 2004, the Company paid a final dividend of HK$0.28 per share for the fiscal year ended December 31, 2003. In August 2004, the Board declared an interim dividend of HK$0.14 per share for the six months ended June 30, 2004.

Liquidity and Capital Resources

Capital Requirements

As of June 30, 2004, the Group had an aggregate of approximately HK$2.0 billion (US$0.3 billion) in total outstanding contracted commitments for capital expenditures relating to the operations of the current MTR system, future extensions and property development projects. Major capital outlays in the six months ended June 30, 2004 related to the expenditure on the Disneyland Resort Line, the Tung Chung Cable Car project and other capital improvement projects.

The Group’s outstanding indebtedness as of June 30, 2004 was HK$31,736 million (US$4,069 million). In the six months ended June 30, 2004, principal repayments of the Group’s outstanding indebtedness totaled approximately HK$6,722 million. Principal repayment obligations with respect to indebtedness outstanding as of June 30, 2004 in each year through 2007 and thereafter are set forth below:

	2004	2005	2006	2007	Thereafter
	(in millions of HK$)
Principal repayment obligations as of June 30, 2004	1,503	4,474	2,616	176	22,967

Capital Resources

In order to meet the Group’s future capital requirements, including those for which outstanding commitments have been made, the Group expects to rely principally upon funds provided by operations, profits from property development and debt financing.

Operations. The Group expects to obtain a portion of its capital requirements from funds provided by its operations. In the six months ended June 30, 2004, operating profit after depreciation (including property development profits) before interest and finance charges was HK$2,120 million. The amount of funds provided by the Group’s operations in the future will depend upon the Group’s operating profit from railway and related operations before depreciation and changes in working capital.

Property developments. The Group may obtain a portion of its capital requirements from funds provided by its property development activities, including up-front payments from property developers and profit distributions from the disposal of developed properties. The amount of funds provided by its property development activities will be heavily dependent upon the prevailing conditions in the Hong Kong property market and the timing and schedule for the completion of property development projects. In the six months ended June 30, 2004, the Group recognized property development profits of HK$1,153 million. Substantially all of these profits were recognized from deferred income in line with the construction and sales progress on property developments along the Airport Railway.

Debt financing. The Group also expects to fund a portion of its capital requirements through debt financing. The amount of indebtedness that the Group will incur will depend upon the actual cost of its capital programs, the results of its existing operations, factors affecting its interest expense, initiation of new capital investment programs and other factors. In view of the anticipated debt financings by the Group in connection with the Disneyland Resort Line, the Tung Chung Cable Car new projects, including part of the equity investment in the Shenzhen Line 4, and capital expenditures for the existing MTR system, the Group may incur certain indebtedness in advance of when proceeds will be required, in order to facilitate a more orderly and cost effective capital raising program. The Group would use the proceeds of any such indebtedness to purchase investments which would be liquidated as funds are required. These investments would be substantially limited to short-term bank deposits, high quality corporate debt instruments and government debt instruments, primarily denominated in Hong Kong dollars.

As part of its financing program, the Group raised approximately HK$4,680 million (US$600 million) in the six months ended June 30, 2004 through a US$600 million bond issuance under the debt issuance program with a coupon rate of 4.75%, which will mature in January 2014.

In addition, the Group entered into a new loan facility of HK$500 million with a maturity of 7 years in the first half of 2004. As of June 30, 2004, HK$300 million was outstanding under this loan facility.

The Group’s ability to raise funds through borrowings in the amounts required will depend upon its financial condition and results of operations, its credit rating, economic and political conditions, the liquidity of Hong Kong and international capital markets and other factors. An increase in interest rates or future adverse economic developments in Hong Kong could have an adverse effect on the Group’s borrowing costs, financial condition and results of operations.

Cross-border leasing transaction. As a result of a cross-border lease out/lease back transaction (the “Leasing Transaction”) entered into by the Group with certain institutional investors with respect to certain of its passenger cars, the Group received total cash of approximately HK$3,688 million and committed to making long-term lease payments with an estimated net present value of approximately HK$3,533 million, which will be made from special-purpose accounts established by the Group. The resulting net cash amount of HK$141 million, after deducting relevant expenses incurred by the Group in connection with the Leasing Transaction, has been recorded as deferred income and is being released to the Group’s profit and loss account over the relevant lease terms.

Liquidity

The Group’s liquidity is dependent upon its results of operations as well as the factors discussed under “— Capital Requirements” and “— Capital Resources” above. In addition, the Group’s liquidity is subject to a variety of other factors, including those relating to interest rates and currency exchange rates discussed below.

In the six months ended June 30, 2004, the Group had interest and finance charges (net of interest income and amounts capitalized) of HK$743 million (US$95 million), which was HK$81 million less than in the same period in 2003 and which was primarily attributable to lower interest rates and reduced borrowings. The Group’s weighted average interest cost on outstanding indebtedness (excluding obligations under finance leases) during this period was 4.8%. As of June 30, 2004, HK$22,430 million (US$2,876 million) or 72% of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at fixed rates or bore interest at floating rates that was covered by interest rate swap agreements which fixed the interest cost to the Group. The remaining HK$8,856 million (US$1,135 million) or 28% of the Group’s outstanding debt (excluding obligations under finance leases) bore interest at floating rates.

All of the Group’s outstanding debt is unsecured, with maturities ranging from 2004 to 2018, and a significant portion of such debt will mature in 2004, 2005, 2006, 2008, 2009, 2010, 2013 and 2014. The following table sets forth the maturity of the Group’s outstanding notes, short-term loans and bank overdrafts and long-term loans, excluding obligations under finance leases, as of June 30, 2004:

	Notes	Short-term loans and bank overdrafts	Long-term loans
	(in millions of HK$)
During 2004	900	528	18
During 2005	4,318	—	35
During 2006	2,450	—	35
During 2007	—	—	35
During 2008 and thereafter	19,245	—	3,722

Any downgrade in the Company’s credit ratings will not trigger any events of default on the Company’s existing debt, although the Company’s cost of financing may increase as a result. Other covenants could be triggered if the Government ceases to own more than half in nominal value of the Company’s voting shares. In addition, the loan agreements, credit facilities and guaranty agreements for the obligations of the Company’s subsidiaries do not contain any financial covenants.

The Group anticipates that a portion of its future borrowings will bear interest at floating rates. Changes in prevailing market rates of interest may therefore affect the Group’s liquidity. As a result of borrowings to finance the Disneyland Resort Line, the Tung Chung Cable Car, as well as capital expenditures on the existing system and other capital requirements, the Group’s interest and finance charges will increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong dollar and other currencies may increase the Group’s borrowing costs and therefore adversely affect its results of operations. The Group will continue to monitor closely the interest rate environment and the foreign exchange market. The Group’s policy is to limit its exposure to interest rate and currency fluctuations through the use of fixed rate instruments, the swapping of foreign currency obligations into Hong Kong dollars or US dollars and the hedging of floating rate instruments at fixed rates. The amount of the Group’s interest and finance charges will depend upon, among other factors, the impact on market conditions of substantial borrowings by the Group and other Hong Kong entities.

Historically, the Group has borrowed in various capital markets and in various currencies, including Hong Kong dollars, Japanese Yen, US dollars, British Pounds Sterling, ECUs, Euros (and, prior to the introduction of the Euro, also Deutsche Marks and French Francs) and Swedish Kronor. The Group generally enters into cross currency swaps to swap into Hong Kong dollars or US dollars all non-Hong Kong dollar borrowings, except for a portion of its US dollar borrowings.

The Group seeks to reduce foreign exchange exposure relating to debt obligations and capital expenditures by entering into cross currency swaps and foreign exchange transactions in order to convert such obligations into either US dollars or Hong Kong dollars (the exchange rate of which is tied to the US dollar by the official Government “peg” of the two currencies). The Group’s use of derivative instruments is substantially limited to such purposes and for the management of interest rate exposure through the use of interest rate swaps.

As of June 30, 2004, the Group had available undrawn committed credit facilities in the form of bank loans totaling HK$5.6 billion (US$0.7 billion). The Group believes that the funds available through these credit facilities, together with its available cash, and cash to be generated from operations, will be sufficient to meet its projected financing needs up to the end of the third quarter in 2005.

Net cash inflow from operating activities was HK$2,301 million (US$295 million) in the six months ended June 30, 2004, compared to HK$2,482 million in the same period in 2003. This decrease was principally due to higher operating expenses.

Net cash outflow from investing activities was HK$671 million (US$86 million) in the six months ended June 30, 2004, compared to HK$1,534 million in the same period in 2003. This decrease was mainly the result of an increase in receipts from property developers and from properties sold, partially offset by an increase in capital expenditures.

Net cash outflow from financing activities was HK$1,633 million (US$209 million) in the six months ended June 30, 2004, compared to HK$2,007 million in the same period in 2003. This decrease was principally due to a decrease in net loan repayments and a decrease in interest payments, partially offset by an increase in cash dividend payments.

As of June 30, 2004, the Group had no material off-balance sheet financing arrangements and no outstanding over-the-counter commodity contracts. The Group has, however, employed derivative instruments, such as interest rate swaps and cross currency swaps, to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with liabilities and not for trading or speculation purposes.

US GAAP Reconciliation

The Group’s interim consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain material respects from US GAAP. The following table sets forth a comparison of the Group’s net income (equivalent to “profit” under HK GAAP) and shareholders’ equity (equivalent to “shareholders’ funds” under HK GAAP) in accordance with HK GAAP and US GAAP.

	Six months ended June 30,
	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Net income in accordance with:
HK GAAP	113	1,175	151
US GAAP	628	1,040	133

	As of December 31, 2003	As of June 30, 2004	As of June 30, 2004
	HK$	HK$	US$
	(in millions)
Shareholders’ equity in accordance with:
HK GAAP	57,292	57,778	7,408
US GAAP	47,534	48,033	6,158

Ratios of Earnings to Fixed Charges

The following table sets forth the ratios of earnings to fixed charges for the Group for the six-month periods ended June 30, 2003 and 2004. For the purpose of computing the ratios of earnings to fixed charges: (i) earnings consist of earnings before income tax and fixed charges; and (ii) fixed charges consist of interest, amortization of debt expense and discount or premium relating to any indebtedness, and a representative portion of rental expenses, whether expensed or capitalized.

	Six months ended June 30,
	2003	2004
Ratio of earnings to fixed charges:(1)
In accordance with HK GAAP	1.49	2.80
In accordance with US GAAP	1.78	2.73

(1)	See Exhibits 12.1 and 12.2 to this Report on Form 6-K for further detail on the computation of such ratios.

MTR CORPORATION LIMITED AND ITS SUBSIDIARIES

Consolidated Profit and Loss Account

	Six months ended June 30,
	2003		2004		2004
	(Unaudited) HK$		(Unaudited) HK$		(Unaudited) US$
	(in millions, except per share data)
Fare revenue
- MTR Lines		2,391		2,625		336
- Airport Express Line		176		246		32
Station commercial and other revenue		512		579		74
Rental and management income		488		537		69

Revenue		3,567		3,987		511

Staff costs and related expenses		(832)		(772)		(99)
Energy and utilities		(258)		(252)		(32)
Operational rent and rates		6		(34)		(4)
Stores and spares consumed		(55)		(54)		(7)
Repairs and maintenance		(215)		(244)		(31)
Railway support services		(40)		(36)		(5)
Expenses relating to station commercial and other businesses		(133)		(128)		(17)
Property ownership and management expenses		(90)		(94)		(12)
Project study expenses		(5)		(29)		(4)
General and administration expenses		(74)		(70)		(9)
Other expenses		(55)		(56)		(7)

Operating expenses before depreciation		(1,751)		(1,769)		(227)

Operating profit from railway and related operations before depreciation		1,816		2,218		284
Profit on property developments		678		1,153		148

Operating profit before depreciation		2,494		3,371		432
Depreciation		(1,193)		(1,251)		(160)

Operating profit before interest and finance charges		1,301		2,120		272
Interest and finance charges		(824)		(743)		(95)
Share of profit of non-controlled subsidiary		11		20		3

Profit before taxation		488		1,397		180
Income tax		(375)		(222)		(29)

Profit attributable to shareholders		113		1,175		151

Dividend		734		750		96

Earnings per share
- Basic	HK$	0.02	HK$	0.22	US$	0.03
- Diluted	HK$	0.02	HK$	0.22	US$	0.03

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED AND ITS SUBSIDIARIES

Consolidated Balance Sheet

	As of December 31, 2003	As of June 30, 2004	As of June 30, 2004
	(Audited) HK$	(Unaudited) HK$	(Unaudited) US$
	(in millions)
Assets
Fixed Assets
- Investment properties	14,169	14,177	1,818
- Other property, plant and equipment	82,752	81,944	10,506

	96,921	96,121	12,324
Railway construction in progress	181	611	78
Property development in progress	2,309	2,334	299
Deferred expenditure	104	199	26
Interest in non-controlled subsidiary	110	128	16
Staff housing loans	67	59	8
Properties held for sale	812	529	68
Stores and spares	249	265	34
Debtors, deposits and payments in advance	1,153	884	113
Amounts due from the Government and other related parties	84	63	8
Cash and cash equivalents	376	367	47

	102,366	101,560	13,021

Liabilities
Bank overdrafts	12	6	1
Short-term loans	353	522	67
Creditors, accrued charges and provisions	3,420	3,361	431
Taxes payable	2	2	—
Contract retentions	311	282	36
Amounts due to the Government and other related parties	161	5	1
Loans and obligations under finance leases	31,660	31,208	4,001
Deferred liabilities	86	94	12
Deferred income	5,061	4,075	522
Deferred tax liabilities	4,000	4,219	541

	45,066	43,774	5,612

Minority interests	8	8	1

Net assets	57,292	57,778	7,408

Shareholders’ funds
Share capital, share premium and capital reserve	35,086	35,878	4,600
Other reserves	22,206	21,900	2,808

	57,292	57,778	7,408

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED AND ITS SUBSIDIARIES

Consolidated Statement of Changes in Equity

	Six months ended June 30,
	2003	2004	2004
	(Unaudited) HK$	(Unaudited) HK$	(Unaudited) US$
	(in millions)
Balance as at January 1	53,574	57,292	7,345

Net profit for the period	113	1,175	151

Dividend paid during the period	(1,444)	(1,481)	(190)

Shares issued under
- Employee Share Option Scheme	15	52	7
- Scrip Dividend Scheme	722	740	95

Net increase in shareholders’ funds arising from capital transactions	737	792	102

Balance as at June 30	52,980	57,778	7,408

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED AND ITS SUBSIDIARIES

Consolidated Cash Flow Statement

	Six months ended June 30,
	2003	2004	2004
	(Unaudited) HK$	(Unaudited) HK$	(Unaudited) US$
	(in millions)
Cash flows from operating activities:
Operating profit from railway and related operations before depreciation	1,816	2,218	284
Adjustments for:
Decrease in provision for obsolete stock	—	(10)	(1)
Loss on disposal of fixed assets	5	4	—
Project study expenses	5	29	4
Amortization of deferred income from lease transaction	(1)	(3)	—
Exchange (gain)/loss	(1)	5	1

Operating profit from railway and related operations before working capital changes	1,824	2,243	288
Decrease/(Increase) in debtors, deposits and payments in advance	9	(55)	(7)
Increase in stores and spares	(10)	(7)	(1)
Increase in creditors, accrued charges and provisions	659	121	15

Cash generated from operations	2,482	2,302	295
Overseas tax paid	—	(1)	—

Net cash generated from operating activities	2,482	2,301	295

Cash flows from investing activities:
Capital expenditure
- Tseung Kwan O Extension Project	(420)	(64)	(8)
- Disneyland Resort Line	(177)	(383)	(49)
- Tung Chung Cable Car Project	(22)	(182)	(23)
- Property development projects	(79)	(107)	(14)
- Purchase of assets and other capital projects	(886)	(966)	(124)
Receipts from property developers	17	266	34
Proceeds from properties sold	25	757	97
Principal repayments under Staff Housing Loan Scheme	8	8	1

Net cash used in investing activities	(1,534)	(671)	(86)

	Six months ended June 30,
	2003	2004	2004
	(Unaudited) HK$	(Unaudited) HK$	(Unaudited) US$
	(in millions)
Cash flows from financing activities:
Shares issued	15	52	7
Drawdown of loans	1,593	6,379	818
Repayment of loans	(2,536)	(6,667)	(855)
Reduction in capital element of finance lease	(51)	(55)	(7)
Receipts of deferred income from lease transaction	137	—	—
Collection of refundable deposits and asset replacement reserve funds	—	6	1
Interest paid	(855)	(619)	(79)
Interest received	10	5	—
Interest element of finance lease rental payments	(24)	(20)	(3)
Finance charges paid	(15)	(10)	(1)
Dividend paid	(281)	(704)	(90)

Net cash used in financing activities	(2,007)	(1,633)	(209)

Net decrease in cash and cash equivalents	(1,059)	(3)	—
Cash and cash equivalents at January 1	1,684	364	46

Cash and cash equivalents at June 30	625	361	46

Analysis of the balances of cash and cash equivalents:
Cash and cash equivalents	642	367	47
Bank overdrafts	(17)	(6)	(1)

	625	361	46

See accompanying Notes to the Interim Consolidated Financial Statements.

MTR CORPORATION LIMITED

Notes to the Interim Consolidated Financial Statements

1.	Basis of Preparation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong (“HK GAAP”). They do not include all of the information and notes required by HK GAAP for complete financial statements, and should be read in conjunction with the audited consolidated financial statements of MTR Corporation Limited (the “Company”) and notes thereto set forth in the Company’s consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003 (the “2003 Annual Report”).

The information provided in the unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated results of operations and cash flows of the Company and its subsidiaries (collectively, the “Group”) for the six-month periods ended June 30, 2003 and 2004. These adjustments are of a normal recurring nature.

The same accounting policies adopted in the Group’s consolidated financial statements included in the 2003 Annual Report have been applied to the interim consolidated financial statements.

The basis of preparation under HK GAAP differs in certain significant aspects from the basis applicable pursuant to generally accepted accounting principles in the United States (“US GAAP”). The significant differences between HK GAAP and US GAAP as of December 31, 2003 and June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 are set forth in Note 12.

The Group publishes its consolidated financial statements in Hong Kong dollars (“HK$”). For the convenience of the reader, certain Hong Kong dollar amounts set forth herein have been converted into US dollars (“US$”) at the rate of HK$7.8000 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York on June 30, 2004.

2.	Profit on Property Developments

Profit on property developments includes cost of properties sold of HK$283 million (2003: HK$43 million).

3.	Dividends

	Six months ended June 30,
	2003	2004
	(in millions of HK$)
Dividend paid
2003 final dividend of 28 cents (2002: 28 cents) per share approved and paid in 2004	1,444	1,481

Dividend declared
Interim dividend declared after the balance sheet date of 14 cents (2003: 14 cents) per share	734	750

4.	Earnings Per Share

The calculation of basic earnings per share is based on the profit in the six months ended June 30, 2004 attributable to shareholders of HK$1,175 million (2003: HK$113 million) and the weighted average number of ordinary shares of 5,293,223,376 in issue during the period (2003: 5,167,723,476).

The calculation of diluted earnings per share is based on the profit in the six months ended June 30, 2004 attributable to shareholders of HK$1,175 million (2003: HK$113 million) and the weighted average number of ordinary shares of 5,299,525,136 in issue during the period (2003: 5,168,873,569) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	Six months ended June 30,
	2003	2004
Weighted average number of ordinary shares used in calculating basic earnings per share	5,167,723,476	5,293,223,376
Number of ordinary shares deemed to be issued for no consideration	1,150,093	6,301,760

Weighted average number of ordinary shares used for calculating the diluted earnings per share	5,168,873,569	5,299,525,136

5.	Income Tax

Income tax in the consolidated profit and loss account represents:

	Six months ended June 30,
	2003	2004
	(Unaudited) (in millions of HK$)
Current tax
–overseas tax for the period	—	1

Deferred tax
– origination and reversal of temporary differences	75	219
– effect of increase in tax rate from 16.0% to 17.5% on deferred tax balances at January 1	300	—

	375	219

Share of non-controlled subsidiary’s taxation	—	2

	375	222

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period’s assessable profits or have sustained tax losses for the six-month period ended June 30, 2004. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

6.	Segmental Information

The Group’s results of major business activities in the six months ended June 30, 2004, with comparative figures in the six months ended June 30, 2003, are summarised below:

	Railway Operations	Station Commercial and Other Businesses	Property Ownership and Management	Total Railway Operations and Related Activities	Property Developments	Total
	(in millions of HK$)
Six months ended June 30, 2004 (Unaudited)
Revenue	2,871	579	537	3,987	—	3,987
Less: Operating expenses before depreciation	1,374	128	94	1,596	—	1,596

	1,497	451	443	2,391	—	2,391
Profit on property developments	—	—	—	—	1,153	1,153

Operating profit before depreciation	1,497	451	443	2,391	1,153	3,544
Less: Depreciation	1,182	56	2	1,240	—	1,240

	315	395	441	1,151	1,153	2,304

Unallocated corporate expenses						(184)
Interest and finance charges (net)						(743)
Share of profit of non-controlled subsidiary						20
Income tax						(222)

Profit for the six months ended June 30, 2004						1,175

Six months ended June 30, 2003 (Unaudited)
Revenue	2,567	512	488	3,567	—	3,567
Less: Operating expenses before depreciation	1,371	133	90	1,594	—	1,594

	1,196	379	398	1,973	—	1,973
Profit on property developments	—	—	—	—	678	678

Operating profit before depreciation	1,196	379	398	1,973	678	2,651
Less: Depreciation	1,126	55	1	1,182	—	1,182

	70	324	397	791	678	1,469

Unallocated corporate expenses						(168)
Interest and finance charges (net)						(824)
Share of profit of non-controlled subsidiary						11
Income tax						(375)

Profit for the six months ended June 30, 2003						113

No geographical analysis is shown as substantially all the principal activities of the Group are carried out in Hong Kong.

Profit on property developments in the six months ended June 30, 2003 and 2004 were mainly recognized from the deferred income account.

7.	Investments in Subsidiaries

The followings are new subsidiary companies established during the six months ended June 30, 2004:

	Issued and Paid up Ordinary / Registered Share Capital		Proportion of Ownership Interest
Name of Company			Group’s Effective Interest	Held by the Company	Held by Subsidiary	Place of Incorporation and Operation	Principal Activities
Candiman Limited	US$	1	100%	100%	—	British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited	HK$	100,000,000	100%	—	100%	The People’s Republic of China (Incorporated)	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project

The registered share capital of MTR Corporation (Shenzhen) Limited is to be paid up in four quarterly instalments of equal amount starting from March 4, 2004. As of June 30, 2004, HK$25 million of MTR Corporation (Shenzhen) Limited’s registered share capital has been paid up.

8.	Bonds and Notes Issued and Redeemed

Bonds and notes issued by the Group in the six months ended June 30, 2003 and 2004 comprise the following:

	Six months ended June 30,
	2003		2004
	Principal Amount	Net Consideration Received	Principal Amount	Net Consideration Received
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in millions of HK$)
Debt issuance program notes	1,600	1,593	4,658	4,610

The notes issued in the six months ended June 30, 2003 and 2004 were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issuances were lent to the Company for general working capital, refinancing or other corporate purposes.

During the six months ended June 30, 2004, the Group redeemed HK$3,365 million (2003: Nil) unlisted Hong Kong dollar notes upon maturity.

9.	Share Capital, Share Premium and Capital Reserve

	As of December 31, 2003	As of June 30, 2004
	(Audited)	(Unaudited)
	(in millions of HK$)
Authorized: 6,500,000,000 shares of HK$1.00 each	6,500	6,500

Issued and fully paid: 5,356,898,735 shares (2003: 5,288,695,393 shares) of HK$1.00 each	5,289	5,357
Share premium	2,609	3,333
Capital reserve	27,188	27,188

	35,086	35,878

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the period comprise:

			Proceeds Credited to
	Number of Shares	Option/ Scrip Price	Share Capital Account	Share Premium Account	Total
		(in HK$)	(in millions of HK$)	(in millions of HK$)	(in millions of HK$)
Employee share options exercised	6,134,000	8.44	6	46	52
Issued as 2003 final scrip dividends	62,069,342	11.93	62	678	740

	68,203,342		68	724	792

During the six months ended June 30, 2004, no options were vested and a total of 6,134,000 previously vested share options have been exercised. The weighted average closing price in respect of the share options exercised during the period was HK$12.13 per share. During the period, there were no share options lapsed and as at June 30, 2004, total options to subscribe for 19,095,500 shares and 1,561,200 shares under the Pre-Global Offering Share Option Scheme and the New Joiners Share Option Scheme, respectively, remained outstanding.

10.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

11.	Approval of Interim Financial Report

The interim financial report was approved by the Board on August 3, 2004.

12.	Summary of Differences Between HK GAAP and US GAAP

The Group’s consolidated interim financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. The significant differences relate principally to the items listed below. Their effects on the Group’s profit (equivalent to “net income” under US GAAP) and on shareholders’ funds (equivalent to “shareholders’ equity” under US GAAP) are summarized below.

(a) Revenue Recognition on Property Developments

Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognized when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. In addition, under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognized based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognized during construction of the property on a percentage-of-completion basis.

(b) Telford Headquarters Redevelopment

The Group entered into a joint venture agreement with a property developer to redevelop the headquarters building. Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping center and cash received from the developer, net of related costs, were recognized as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction, and such redevelopment would be recorded at historical cost with no profit recognition thereon.

(c) Asset Revaluations and Depreciation

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of the unexpired lease term or the useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$3,254 million and HK$6,884 million as of June 30, 2003 and 2004, respectively.

(d) Depreciation of Certain Fixed Assets

Prior to 1995, under HK GAAP, the historical cost of the Group’s tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

Effective January 1, 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures. In accordance with such re-appraisal, such costs are being depreciated over the number of years remaining using an original life of 100-year period. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognized in 1995.

In addition, prior to 1995 under HK GAAP, the cost of leasehold land was not amortized based on assumed extensions of the leases. Under US GAAP, the amortization of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

Effective January 1, 1995, under HK GAAP, all leasehold land is amortized over the unexpired terms of the leases. This change in accounting policy under Hong Kong GAAP was applied prospectively, with no cumulative adjustment recognized in 1995.

(e) Pension Costs

In the past, under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the “Retirement Scheme”) was based on the contributions made to the Retirement Scheme. The adoption of the new SSAP 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme’s present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognized immediately against the opening balance of the retained profits as of January 1, 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognized as a charge to income over the employees’ approximate service period, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87. SFAS No. 87 focuses on the Retirement Scheme’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are different under HK GAAP and US GAAP, and so are the pension expenses recognized. As such, the transitional liability of HK$44 million recognized immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Adjustment on pension costs calculated by the actuarial method in accordance with SFAS No. 87 is made accordingly.

(f) Income Taxes

In the past, the Group’s deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences, which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax assets (a net deferred tax debit), HK GAAP includes recognition criteria providing for net deferred tax assets, which are probable of recovery in the foreseeable future, with assurance beyond a reasonable doubt that taxable income will be generated in the future. Under US GAAP, full provision is made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than fifty percent. With effect from January 1, 2003, revised SSAP 12 under HK GAAP requires full provision be made for all deferred taxes, except that deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized. The adoption of revised SSAP 12 resulted in a decrease of HK$2,620 million to the balance of the shareholders’ funds as of January 1, 2002 and, accordingly, the US GAAP adjustment to the shareholders’ funds arising in prior years for deferred tax account has been fully eliminated.

(g) Capitalization of Certain Costs

Under HK GAAP, certain costs of a non-incremental nature are capitalized relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to the capital projects is incremental in nature and, accordingly, is properly capitalized under both HK GAAP and US GAAP.

(h) Interest

Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway Project. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognized.

(i) Stock Based Compensation

Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognized in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board Opinion No. 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares and, in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

(j) Others

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognized as expenses under US GAAP, and certain anticipated expenses recognized under HK GAAP which are not recognized as expenses under US GAAP until the related goods or services are received or provided.

(k) Derivative Instruments

Under US GAAP, effective January 1, 2001, the Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value.

(l) Lease Out and Lease Back Transaction

Under HK GAAP, where commitments by the Group to make long-term lease payments have been defeased by the placement of securities under the lease out and lease back transaction, those commitments and securities are not recognized as obligations and assets of the Group, respectively. Under US GAAP, the securities are not allowed to offset with the commitments to make long-term lease payments as there is no legal right of offset. Accordingly, the securities placed to defease the lease obligations and the related commitments to make long-term lease payments would be reflected separately in the balance sheet and the net cash provided by financing activities and net cash used by investing activities would be increased by HK$3,739 million under US GAAP.

(m) Reconciliation of Net Income to US GAAP

	Six months ended June 30,
	2003	2004	2004
	HK$	HK$	US$
	(in millions, except per share data)
Profit for the period in accordance with HK GAAP	113	1,175	151
Adjustments required under US GAAP
Revenue recognition on property developments	384	18	2
Depreciation on revalued properties and redevelopment	(33)	(75)	(10)
Depreciation on certain fixed assets	5	5	1
Difference in periodic pension cost	(7)	(16)	(2)
Capitalization of certain costs	(9)	(1)	—
Interest	(10)	(10)	(1)
Stock-based compensation	(7)	(5)	(1)
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001	(61)	28	3
Other	1	1	—
Deferred tax accounting	295	—	—
Tax effect of above adjustments	(43)	(80)	(10)

Net income for the period in accordance with US GAAP	628	1,040	133

Basic and diluted earnings per share	0.12	0.20	0.03

(n) Reconciliation of Shareholders’ Equity to US GAAP

	As of December 31, 2003	As of June 30, 2004	As of June 30, 2004
	HK$	HK$	US$
	(in millions)
Shareholders’ funds in accordance with HK GAAP	57,292	57,778	7,408
Adjustments required under US GAAP
Revenue recognition on property developments	(1,360)	(1,342)	(172)
Accumulated depreciation on revalued properties and redevelopment	(402)	(477)	(61)
Asset revaluation reserves	(6,704)	(6,704)	(860)
Accumulated depreciation on certain fixed assets	(761)	(756)	(97)
Difference in periodic pension cost	(184)	(200)	(26)
Capitalization of certain costs	(1,258)	(1,259)	(161)
Interest	637	627	80
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001	(366)	(165)	(21)
Other	40	41	5
Tax effect of above adjustments	600	490	63

Shareholders’ equity in accordance with US GAAP	47,534	48,033	6,158

(o) Statement of Cash Flows

Under HK GAAP, cash flows from interest and finance charges are included in financing activities. Under US GAAP, cash flows from interest and finance charges for the periods presented would be included as operating activities. In addition, HK GAAP includes bank overdrafts within the definition of cash and cash equivalents, whereas US GAAP classifies bank overdrafts as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set forth below:

	Six months ended June 30,
	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Net cash provided/(used) by:
Operating activities	1,598	1,657	212
Investing activities	(1,534)	(671)	(86)
Financing activities	(1,140)	(995)	(127)

Change in cash and cash equivalents	(1,076)	(9)	(1)
Cash and cash equivalents at beginning of period	1,718	376	48

Cash and cash equivalents at end of period	642	367	47

Exhibit 12.1

MTR CORPORATION LIMITED AND ITS SUBSIDIARIES

Computation of

Ratios of Earnings to Fixed Charges

Based on HK GAAP

	Six months ended June 30,
	2003	2004
	(in millions of HK$)
Profit before tax	488	1,397

Fixed charges:
Interest expenses	875	743
Amortization of debt discount or deferred debt costs	12	20
Representative portion of interest in operating lease expenses(1)	1	1

Total fixed charges (B)	888	764
Less: fixed charges capitalized	55	20

	833	744

Earnings before taxes and fixed charges (A)	1,321	2,141

Ratio of Earnings to Fixed Charges (A)/(B)	1.49	2.80

(1)	This amount represents one-third of the operating lease expenses of the Group.

A-1

Exhibit 12.2

MTR CORPORATION LIMITED AND ITS SUBSIDIARIES

Computation of

Ratios of Earnings to Fixed Charges

Based on US GAAP

	Six months ended June 30,
	2003	2004
	(in millions of HK$)
Net income in accordance with US GAAP	628	1,040
Adjustments:
Income tax under HK GAAP	375	222
US GAAP adjustments related to taxes:
Deferred tax accounting	(295)	—
Tax effect of adjustments	43	80

Income before tax in accordance with US GAAP	751	1,342

Fixed charges:
Interest expenses	875	743
Amortisation of debt discount or deferred debt costs	12	20
Representative portion of interest in operating lease expenses(1)	1	1

Total fixed charges (B)	888	764
Less: fixed charges capitalized	55	20

	833	744

Earnings before taxes and fixed charges (A)	1,584	2,086

Ratio of Earnings to Fixed Charges (A) / (B)	1.78	2.73

(1)	This amount represents one-third of the operating lease expenses of the Group.

A-2